SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Amendment No.1


                        GENUTEC BUSINESS SOLUTIONS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  37250 F 105
                                 (CUSIP Number)

                           SEAVIEW MEZZANINE FUND LP
                               509 MADISON AVENUE
                               NEW YORK, NY 10022
                                (212) 774-3655
                            ATTN:  DAVID S. MONTOYA

                 (Name, Address and Telephone Number of Person

               Authorized to Receive Notices and Communications)

                                   11/06/2007
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of {section}{section}240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]


      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        SEAVIEW MEZZANINE FUND LP

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 920186826

-----------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [x]
-----------------------------------------------------------------------------
 3      SEC USE ONLY

-----------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

        OO (SEE ITEM 3)
-----------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-----------------------------------------------------------------------------
NUMBER OF SHARES                    7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                      103,016,000
EACH REPORTING PERSON              ------------------------------------------
WITH                                8      SHARED VOTING POWER
                                           0
                                   ------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
                                           103,016,000
                                   ------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         103,016,000
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                          [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        23.34%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

        PN
-----------------------------------------------------------------------------

----------------------------------------------------------------------------
ITEM 1.   SECURITY AND ISSUER.

This Amendment No.1 to Schedule 13D relates to Series D Convertible Preferred Stock ("Series D Preferred Stock"), par value $.0001 per share, convertible into 103,016,000 shares of common stock ("Common Stock") of GenuTec Business Solutions, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 28202 Cabot Road, Suite 650, Laguna Niguel, California 92677.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 6, 2007, pursuant to that certain Second Restructuring Agreement and Amendment No. 6 to Note Purchase Agreement, dated November 6, 2007 (the "Restructuring Agreement"), between Technology Investment Capital Corp., a Maryland corporation ("TICC"), Seaview Mezzanine Fund LP, a Delaware limited partnership ("Seaview") and the Issuer, Seaview exchanged its 51,508 shares of Series B Convertible Preferred Stock of the Issuer, par value $.0001 per share, for 51,508 shares of Series D Preferred Stock of the Issuer, par value $.0001 per share.

ITEM 4.   PURPOSE OF TRANSACTION.

Seaview acquired its current holdings of the Issuer for investment purposes.

Pursuant to the Restructuring Agreement, on November 6, 2007, the Board of Directors of the Issuer (the "Board") created the Series D Preferred Stock by adopting the Certificate of Designations of Series D Convertible Preferred Stock. In addition, on the same date, the Board created Series C Convertible Preferred Stock by adopting the Certificate of Designations of Series C Convertible Preferred Stock.

Other than as set forth herein, the Reporting Person has no present plans or proposals which relate to, or may result in, any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) Seaview may be deemed the beneficial owner of 103,016,000 shares of Common Stock (based on ownership by Seaview of 51,508 shares of preferred stock, par value $.0001, which are convertible into 103,016,000 shares of Common Stock), which represents approximately 23.34% of the Common Stock outstanding on an as converted, fully-diluted basis. Beneficial ownership has been determined in accordance with the rules of the Securities and Exchange Commission.

(b) The information contained on the cover pages hereto is hereby incorporated by reference to this Item 5(b).

(c) Except as described herein, Seaview has not effected any transactions with respect to the Issuer within the past sixty days.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See the descriptions of the Restructuring Agreement and the Certificate of Designations of Series D Convertible Preferred Stock in Items 3 and 4 above, which are incorporated herein by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit A. Second Restructuring Agreement and Amendment No. 6 to Note Purchase Agreement, dated as of November 6, 2007, by and among the Issuer, TICC and SeaView.

Exhibit B. Stockholders Agreement, dated as of November 6, 20007, by and among the Issuer, TICC and SeaView.

Exhibit C. Certificate of Designations of Series D Convertible Preferred Stock of the Issuer.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8, 2007



                                           Seaview Mezzanine Fund LP

                                            By:    Seaview GP, LLC,
                                                   its General Partner

                                            By:/s/ David Montoya
                                               ---------------------------
                                               Name:  David Montoya
                                               Title: Member, Managing
                                                      Director

                                 EXHIBIT INDEX


Exhibit A. Second Restructuring Agreement and Amendment No. 6 to Note Purchase Agreement, dated as of November 6, 2007, by and among the Issuer, TICC and SeaView.

Exhibit B. Stockholders Agreement, dated as of November 6, 20007, by and among the Issuer, TICC and SeaView.

Exhibit C. Certificate of Designations of Series D Convertible Preferred Stock of the Issuer.